THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH ITS TERMS OR WITH THE COMPANY’S PRIOR WRITTEN CONSENT, WHICH MAY BE GRANTED OR WITHHELD IN THE COMPANY’S SOLE DISCRETION. ANY PURPORTED TRANSFER IN VIOLATION OF THIS LEGEND SHALL BE NULL AND VOID AB INITIO. BY ITS ACQUISITION HEREOF, THE PURCHASER OF THIS CONVERTIBLE PROMISSORY NOTE AGREES TO COMPLY WITH THE RESTRICTIONS SET FORTH IN THIS LEGEND.

PROSENSA HOLDING N.V.

CONVERTIBLE PROMISSORY NOTE

€ 40,355,125.10	Made as of November 26, 2014

Subject to the terms and conditions of this Note, for value received, Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”), hereby promises to pay to BioMarin Falcons B.V., a private limited liability company (besloten vennootschap) organized under the laws of The Netherlands, or its permitted assigns (“Holder”), the principal sum of €40,355,125.10, or such lesser amount as shall then equal the outstanding principal amount hereunder, together with interest accrued on the unpaid principal amount at the Applicable Rate (as defined below).  Interest shall begin to accrue on the date of this Note and shall continue to accrue on the outstanding principal, compounded annually, until the entire Balance is paid (or converted, as provided in Section 5 hereof), and shall be computed based on the actual number of days elapsed and on a year of three hundred sixty five (365) days.  Except in the case of a prepayment contemplated by Section 3 and an Event of Default contemplated by Section 4, no interest shall be payable prior to the Maturity Date. If and when due, payment of interest and principal hereunder must be effected in Euros.

This Note has been issued pursuant to that certain Purchase Agreement, dated as of November 23, 2014, as may be amended from time to time (the “Purchase Agreement”), by and among the Company, the original holder of this Note, and BioMarin Pharmaceutical Inc., a Delaware Corporation.

The following is a statement of the rights of Holder and the terms and conditions to which this Note is subject, and to which Holder hereof, by the acceptance of this Note, agrees:

1.           DEFINITION.  For the purposes of this Note, capitalized terms used and not otherwise defined shall have the respective meanings ascribed to them in this Section 1, or if not defined in this Section 1, the respective meanings ascribed to them in the Purchase Agreement:

“Actual Conversion Date” means the date on which all of the Balance is converted pursuant to Section 5 hereof.

“Applicable Rate” means the lower of (a) the Highest Lawful Rate and (b) six percent (6%), compounded annually.

“Balance” means, at the applicable time, the sum of the Principal Balance and all then accrued but unpaid interest under this Note.

“Bankruptcy Event” means the liquidation or dissolution of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy, suspension of payment or similar insolvency proceedings or any other petition for relief under the U.S. federal bankruptcy code or the Dutch Bankruptcy Act (Faillissementswet), or the appointment of a receiver, trustee or similar officer to take possession of the property or assets of the Company; provided that no Bankruptcy Event will occur in respect of any proceedings or presentation of a petition or application by a third party creditor being contested by the Company in good faith and where such proceedings are dismissed, stayed or discharged within ninety (90) days of commencement.

“Company” shall include, in addition to the Company identified in the opening paragraph of this Note, any corporation or other entity which succeeds to the Company’s obligations under this Note, whether by permitted assignment, by merger or consolidation, operation of law or otherwise.

“Conversion Shares” means 4,395,914 ordinary shares, par value €0.01 per share of the Company (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to the ordinary shares occurring after the date hereof).

“Event of Default” has the meaning set forth in Section 4 hereof.

“Highest Lawful Rate” means the maximum non-usurious rate of interest, as in effect from time to time, which may be charged, contracted for, reserved, received or collected by Holder in connection with this Note under applicable law

“Lost Note Documentation” means documentation reasonably satisfactory to the Company with regard to a lost or stolen Note, including, if required by the Company, an affidavit of lost note and an indemnification agreement by Holder in favor of the Company with respect to such lost or stolen Note.

“Maturity Date” means November 26, 2017.

“Note” means this Convertible Promissory Note.

“Principal Balance” means, at the applicable time, all then outstanding principal of this Note.

2.           MATURITY.  If this Note has not been previously converted (as provided in Section 5 below), then the Balance shall be due and payable in full on the Maturity Date.

3.           PREPAYMENT.  On or prior to May 30, 2016, the Company may not prepay in whole or in part the Balance without the written consent of Holder.  Thereafter, the Company may prepay in whole or in part the Balance, plus accrued interest at the Applicable Rate.

4.           EVENTS OF DEFAULT; REMEDIES IN CONCERT.

4.1           Events of Default.  Each of the following events shall constitute an “Event of Default” hereunder:

(a)           The Company shall have failed to perform or comply with in all material respects its obligations, agreements and covenants under Section 5 of this Note; or

(b)           The occurrence of a Bankruptcy Event.

4.2           Remedies in Concert.  The Company shall promptly notify Holder of the occurrence of any Event of Default.  Upon the occurrence of any Event of Default all accrued but unpaid expenses, the entire Balance then outstanding and any other amounts outstanding under this Note shall (i) in the case of any Event of Default under Section 4.1(a) above, become immediately due and payable upon written notice by or on behalf of Holder to the Company and (ii) in the case of any Event of Default under Section 4.1(b) above, become immediately due and payable in full without further notice or demand by Holder.

5.           CONVERSION.

5.1           Conversion. If, prior to the Maturity Date, the Purchase Agreement terminates pursuant to Section 8 therein, then, the entire Balance then outstanding shall automatically be converted at such time into the Conversion Shares.  The Note shall not otherwise be convertible.

5.2           Termination of Rights.  Except for the rights under Section 6 below, all rights with respect to this Note shall terminate upon the effective conversion of the entire Balance of the Note.  Notwithstanding the foregoing, Holder agrees to surrender this Note to the Company (or Lost Note Documentation where applicable) as soon as practicable after conversion.

6.           MECHANICS AND EFFECTS OF CONVERSION.  At its expense, the Company will, as soon as practicable thereafter, cause to be issued to such Holder the Conversion Shares to which such Holder is entitled upon such conversion.  At the request of Holder, the Conversion Shares into which this Note is converted pursuant to Section 5 shall be issued by deposit and withdrawal by custodian to an account designated in writing by Holder within five Business Days.  No additional consideration will be due upon conversion of this Note into Conversion Shares.  Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note, including without limitation the obligations to pay the principal amount thereof and accrued interest thereon (whether or not paid). When issued and delivered against full payment therefor, the Conversion Shares shall be validly issued and fully paid.

7.           PROVISIONS RELATING TO STOCKHOLDER RIGHTS.  This Note does not entitle Holder to any voting rights, dividend rights or other rights as a stockholder of the Company, unless and until  this Note is actually converted into ordinary shares in accordance with its terms.  In the absence of conversion of this Note into Conversion Shares, no provisions of this Note and no enumeration herein of the rights or privileges of Holder, shall cause Holder to be a stockholder of the Company for any purpose.

8.REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND HOLDER.

The representations and warranties of the Company set forth in Sections 3.01(a) and 3.02(a) and in the Purchase Agreement are incorporated herein by reference and shall apply mutatis mutandis to the issuance of this Note by the Company.  The representations and warranties of Parent set forth in Sections 4.01 and 4.02 of the Purchase Agreement are incorporated herein by reference and shall apply mutatis mutandis to the issuance of this Note to Buyer.  Each of the Company and Buyer also represents and warrants that (i) the execution, delivery and performance of this Note, the borrowing hereunder and the use of the proceeds thereof shall not violate the applicable party’s organizational documents and (ii) that this Note is in proper legal form under New York law for the enforcement hereof or thereof against the Company, and to ensure the legality, validity, enforceability, priority or admissibility in evidence of this Note it is not necessary that any of them or any other document be filed, registered or recorded with, or executed or notarized before, any governmental authority or that any registration charge or stamp or similar tax be paid on or in respect thereof or any other document relating to the matters covered by this Note.

9.           GENERAL PROVISIONS.

9.1           Waivers.  The Company and all endorsers of this Note hereby waive notice, presentment, protest and notice of dishonor.

9.2           Attorneys’ Fees.  If any party is required to engage the services of an attorney for the purpose of enforcing this Note, or any provision thereof, such party shall bear its own expenses and costs in enforcing this Note, including attorneys’ fees.

9.3           Transfer.  Neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without the Company’s prior written consent, which the Company may withhold in its sole discretion; provided, however, that this Note may be assigned, conveyed or transferred without the prior written consent of the Company to any Affiliate of Holder who executes and delivers to the Company an acknowledgement that such Affiliate agrees to be subject to, and bound by, all the terms and conditions of this Note and satisfies the Company that such transfer complies with applicable securities laws.  Subject to the foregoing, the rights and obligations of the Company and Holder under this Note shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

9.4           Governing Law.  This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York.

9.5           Jurisdiction.  The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Note or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any state or United States federal court located in the County of New York, New York, United States, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.8 shall be deemed effective service of process on such party.

9.6           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.7           Headings.  The headings and captions used in this Note are used only for convenience and are not to be considered in construing or interpreting this Note.  All references in this Note to sections and exhibits shall, unless otherwise provided, refer to sections hereof and exhibits attached hereto, all of which exhibits are incorporated herein by this reference.

9.8           Notices.  All notices required or permitted to be given to a party pursuant to this Note will be given in accordance with the Purchase Agreement.

9.9           Amendments and Waivers.  Any provision of this Note may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the Company and Holder or, in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by the Company or Holder in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

9.10           Severability.  If one or more provisions of this Note are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Note to the extent they are held to be unenforceable and the remainder of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Promissory Note to be signed in its name as of the date first written above.

PROSENSA HOLDING N.V.

By:	/s/ Berndt Modig

Name:	Berndt Modig

Title:	CFO

PROSENSA HOLDING N.V.

By:	/s/ Luc Dochez

Name:	Luc Dochez

Title:	CBO

BIOMARIN FALCONS B.V.

By:	/s/ Richard Morris

Name:	Richard Morris

Title:	Director